Mr. Amit Pande
Assistant Chief Accountant
Securities and Exchange Commission
Mail Stop 3561
CF/AD 11
100 F Street, N.E.
Washington, D.C. 20549-3561

By EDGAR	October 21, 2005

Dear Mr. Pande:

Credicorp Ltd.
Form 20-F for Fiscal Year Ended December 31, 2004
Filed June 30, 2005
File No. 1-14014

We are writing in response to the staff’s comments on the above-referenced Form 20-F Annual Report of Credicorp Ltd., filed with the Securities and Exchange Commission (the SEC). Your comments were transmitted to us by letter, dated September 22, 2005. For your convenience, we have set forth below the text of each of the staff’s comments followed by our response. We will submit for filing with the SEC via EDGAR our revised Form 20-F after we have fully addressed all of your comments. Please note that in this letter, “we”, “us”, “our” or “the company” refers to Credicorp Ltd.

Selected Financial Data, page 5

It appears to us that the disclosed pro-forma diluted net income per common share is a non-GAAP financial measure. Please revise to include non-GAAP disclosures required by Item 10(e) of Regulation S-K, or advise us.

Response:

Upon further review, we will amend our disclosure in the Form 20-F to delete the reference to pro-forma diluted net income per common share.

Loan Portfolio, page 65

We note that you present the allocation of loan loss reserves table on page 75 using the four categories specified by SBS Resolution No. 808-2003 listed in the last paragraph on page 69. Using the same four categories, please revise to present for the past five years:

a breakdown of your loan portfolio; and

write-offs and recoveries of write-offs in your loan loss reserve table on page 74.

Refer to Instruction 3 to Item IV.A of Industry Guide 3.

Response:

With respect to the breakdown of the loan portfolio, we will expand the disclosure on page 66 to include a breakdown for the past five years of our loan portfolio using the categories specified by SBS Resolution No. 808-2003. See Appendix A hereto.

With respect to write-offs and recoveries of write-offs, we do not currently track write-offs and recoveries of write-offs by the loan categories specified by SBS Resolution No. 808-2003, but instead by client, and therefore we are unable to provide the information requested without undue hardship and expense.

Please revise your discussion of changes in provision for loan losses on page 86 to incorporate the enhanced disclosures provided in response to our preceding comment so as to provide a clear understanding of the reasons for the changes in the allowance for loan losses for each of the periods presented.

Response:

We will add a discussion on page 86 based on the additional disclosures related to the breakdown of the loan portfolio. See Appendix B.

Please revise to disclose whether any past due loans still accrue interest and the amount of interest income recognized on these loans for the past 5 years. Refer to item III. C of Industry Guide 3.

Response:

We do not accrue interest on past due loans. Interest on past due loans is recognized only when and to the extent received. We will amend our disclosure on page 73 to set out the amount of interest income recognized on these loans for the past 5 years and to clarify our accrual policy with respect to past due loans. See Appendix C.

Contractual Obligations, page 98

Please revise to include all disclosures of your contractual obligations required by Item 5(F) Part I of Form 20-F.

Response:

We have reviewed our contractual obligations and will add additional disclosure for the approximately 80 offices under which we have lease obligations. The aggregate amount as of December 2004 is not material (US$3.8 million, or 0.04% of total assets), but in any event we will expand the disclosure on page 98. See Appendix D hereto.

Report of Independent Auditors, page F-3

Please revise to include an updated audit report replacing the first word in the third sentence of the second paragraph to “Our” from “An”. The language in the current opinion appears to imply that an audit cannot include a consideration of internal control over financial reporting for the purpose of issuing an opinion on the effectiveness of the Company’s internal control over financial reporting. We recognize that your auditors are currently not required to include an attestation report on management’s assessment of the issuer’s internal control over financial reporting.

Response:

We have discussed and reviewed this matter with our independent auditors., Due to the nature of the proposed change, we would prefer to retain the audit report as worded but have asked our auditors to make the change prospectively in future filings with the SEC. We believe that it is unlikely that the current wording will create confusion among investors because it is clear that the audit opinion, as currently worded, is an unqualified audit opinion on the financial statements.

Consolidated cash flow statements, page F-11

You refer the reader to notes 2(c) and (d) for the amounts attributable to acquisition of subsidiaries net of cash received. Please provide us with a reconciliation of the amounts presented in the notes to those presented in the statements of cash flows.

Response.

The amounts included in notes 2(c) and (d) are reconciled with the statement of cash flow as follows:

	2004	2003
	US$	US$
	Million	Million
Amounts included in note 2(c) and (d)	(6.5)	(17.1)
Cash provided from the acquisitions of the companies	1.6	-	(*)

Net cash used in the acquisitions of the companies	(4.9)	(17.1)
(*) The amount is not material for the financial statements taken as a whole

In 2003, US$17.1 million was included in the caption “Sales (purchase) net of investments available-for-sale” and not in the caption “Acquisition of subsidiaries net of cash received”. Because we considered the amount to be not material, we concluded that there are no significant effects in either caption. Furthermore, this reclassification does not modify the total amount in the line “Net cash provided by (used in) investing activities”.

In 2004, US$4.9 million was included in the caption “Increase in other assets” as operating activities and not in the caption “Acquisition of subsidiaries net of cash received” as part of investing activities. Because we considered the amount to be not material, we concluded that there are no significant effects in either caption. Furthermore, this reclassification only modifies the total amount in the line “Net cash provided by (used in) investing activities and operating activities” by 1.09% and 0.69%, respectively.

The classification occurred because the consolidation system did not specifically identify such transactions. In addition, due to its reduced materiality for the captions “Cash flows from operating activities” and “investing activities” as shown above, and for the financial statements taken as a whole, we decided not to change such classification. However, following your recommendation and in order to improve the presentation of the cash flows for future periods, we will reclassify such amounts to the caption “acquisition of subsidiaries net of cash received” in future filings with the SEC.

Note 2. Business developments, page F-13

We note that in October 2004 you entered into a definitive agreement to sell your 100% interest in Banco Tequendama S.A. but maintained control of its operations on December 31, 2004. Please tell us how you considered the guidance in IAS 35, Discontinuing Operations, as superceded by IFRS 5, Non-

current Assets Held for Sale and Discontinued Operations, in accounting for this asset held for sale. Also tell us how you determined that disclosure of a reconciling item in Note 26 was not required considering the guidance in SFAS No. 144.

Response:

As explained in Note 2(b) to our financial statements, the whole transaction was subject to the approval of the Colombian authorities; therefore, we maintained control over the subsidiary’s operations, consolidating its financial statements in accordance with IAS 27. Our decision not to disclose the information required by IAS 35 and SFAS 144 took into consideration the following quantitative and qualitative analysis and the staff's guidance in SAB 99:

Quantitative analysis:

Banco Tequendama SA did not represent an important subsidiary to us, as can be seen by the following percentages on key financial indicators compared to Credicorp taken as a whole:

	2004	2003	2002

Total assets	4.5%	3.6%	3.2%
Shareholders’ Equity	2.8%	3.1%	3.5%
Net Income	1.4%	0.1%	(5.1%)

Qualitative analysis:

As mentioned above, we did not consider Banco Tequendama SA to be operationally significant, and our objective was to maintain it as a break-even operation, as reflected in its contribution to our net income over the past two years and in the price realized on its sale, which was close to its net equity value. As a consequence, the disposal of this subsidiary did not have and will not have any significant impact on our operations. For that reason, we consider that the information provided in Notes 3(b) and 22 allows investors to assess the size of this subsidiary and to reach the conclusion that Banco Tequendama is not significant for our operations and its disposal will not have any significant impact on our financial statements.

In our analysis, we also considered that due to the insignificance of the transaction to us, providing the information required by IAS 35 and SFAS 144 could result in misleading investors into believing that Banco Tequendama was important and with the ability to materially affect our financial performance in the past and in the future, which in our assessment is incorrect.

On that basis, we concluded that this transaction was not significant for our financial statements taken as a whole, and that the information presented provided investors with relevant information for their decisions as required by IFRS and US GAAP.

Note 3(r). Significant accounting policies – Workers’ profit sharing and income tax, page F-23

Please revise to clearly state whether your accounting policies for income tax and worker’s profit sharing are in accordance with International Financial Reporting Standards.

Response.

We confirm that the computation of income tax and worker’s profit sharing are in accordance with IFRS. This accounting principle has been consistently applied since the incorporation of Credicorp. We will clarify the explanation of this note in subsequent filings with the SEC, changing the wording to state the following: “Workers’ profit sharing and income tax are computed based on individual financial statements of Credicorp and each one of its subsidiaries using IFRS.”

Note 17. Stock appreciation rights, page F-48

Please tell us how you determined that the granted stock appreciation rights did not have any dilutive impact on your earnings per share calculations considering the guidance in IAS 33 and SFAS No. 128.

Response.

The stock appreciation rights can only be settled by delivering cash in all circumstances. Therefore, there are no common shares to be issued upon settlement of the SARs and, in accordance with IAS 33 and SFAS No 128, the SARs do not have any dilutive impact on our earnings per share calculation.

The company acknowledges that:

    the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

    the company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned with any questions or comments you may have concerning the information contained in this letter.

Yours truly,

Walter Bayly
Chief Financial Officer

(Enclosures)

Appendix A

We will add the following table on page 66:

	At December 31,

	2000	2001	2002	2003	2004

		(U.S. Dollars in thousands)

Commercial loans	US$3,625,180	US$3,339,057	US$3,659,762	US$3,308,112	US$3,259,950
Consumer loans	221,408	229,707	205,696	251,785	283,410
Residential mortgage loans	325,871	331,673	547,005	549,220	649,930
Leasing transactions(1)	281,625	274,042	405,200	372,379	365,728

Total loans	US$4,454,084	US$4,064,479	US$4,817,663	US$4,481,496	US$4,559,018

(1) Net of unearned interest.

Appendix B

We will amend page 86 as follows (additional disclosure underlined):

Provisions for loan losses, charged against income net of recoveries, decreased 75.7% to US$16.1 million in 2004, after decreasing 33.3% to US$66.4 million in 2003. Provision expense in 2004 included US$3.1 million required by BCB (compared to US$20.6 million in 2003) and US$4.3 million for Banco Tequendama (compared to US$5.0 million in 2003). The lower provision expense in 2004 and 2003 is primarily due to improved loan quality, particularly with respect to BCP’s loan portfolio, and to a lesser degree to lower loan volumes and higher recoveries of charged-off accounts. Recoveries of previously charged-off accounts in 2004 amounted to US$32.3 million (compared to US$17.4 million in 2003). The Middle Market and Small Business segments continued to require most of the provisions made during 2004 and 2003, particularly due to the growth in the consumer loan portfolio in 2003 (from US$205.7 million outstanding at year end 2002 to US$251.8 million at year end 2003) and in the residential mortgage portfolio in 2004 (from US$549.2 million outstanding at year end 2003 to US$649.9 million at year end 2004).

Appendix C

We will amend page 73 as follows (additions are underlined and deletions are marked as struck-through):

Classification of the Loan Portfolio Based on the Borrower’s Payment Performance

Interest income is suspended when collection of loans become doubtful, such as when overdue by more than 90 days, and such income is excluded from interest income until received. Uncollected income on such loans is reversed against income. When management determines that the debtor's financial condition has improved, the recording of interest thereon is reestablished on an accrual basis. Therefore, we do not accrue interest on past due loans. Instead, ~~Accrued~~ interest on past due loans is recognized only when and to the extent received. Over the past five years, Credicorp has recognized interest income on these loans of US$15.7 million in 2000, US$17.5 million in 2001, US$15.0 million in 2002, US$11.0 million in 2003 and US$6.2 million in 2004.

Appendix D

We will add the following table on page 98:

		Payments due by period

	Total at
	December 31,	Less than	1–3	3–5	More than
	2004	1 year	years	years	5 years

	(U.S. Dollars in thousands)
Due to banks and correspondents	US$ 209,122	US$ 98,982	US$ 52,141	US$ 22,346	US$ 35,653
Promotional credit lines	121,561	36,281	18,715	8,021	58,544
Overnight funds	98,688	98,688	0	0	0
Lease obligations	3,884	0	519	1,612	1,753

Total	US$ 433,255	US$233,951	US$ 71,375	US$ 31,979	US$ 95,950